

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2024

Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

   Re: Psyence Biomedical Ltd.
     Registration Statement on Form F-1
     Filed December 20, 2024
     File No. 333-283980

Dear Neil Maresky:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Ari Edelman